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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                     FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.


                       DAIRY MART CONVENIENCE STORES, INC.
             (Exact name of Registrant as specified in its Charter)


          Delaware                       0-12497                 04-2497894
(State or other jurisdiction           (Commission              (IRS Employer
     of incorporation)                 File Number)          Identification No.)


       One Dairy Mart Way, 300 Executive Parkway West, Hudson, Ohio 44236
               (Address of principal executive offices) (Zip Code)


Registrant's telephone number, including area code: (330) 342-6600

                Class B Common Stock, $0.01 par value per share*
            (Title of each class of securities covered by this Form)

                          Common Stock, $01 par value*
      (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i)      [X]           Rule 12h-3(b)(1)(ii)     [ ]
     Rule 12g-4(a)(1)(ii)     [ ]           Rule 12h-3(b)(2)(i)      [ ]
     Rule 12g-4(a)(2)(i)      [ ]           Rule 12h-3(b)(2)(ii)     [ ]
     Rule 12g-4(a)(2)(ii)     [ ]           Rule 15d-6               [ ]
     Rule 12h-3(b)(1)(i)      [ ]

     Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, Dairy Mart Convenience Stores, Inc. has caused this certification/notice to be signed on its behalf by a duly authorized person.


                                      DAIRY MART CONVENIENCE STORES, INC.



Date: February 9, 2000                By: /s/ Gregory G. Landry
                                         --------------------------------------
                                         Gregory G. Landry, Assistant Secretary


*On the open of business on February 9, 2000, the issuer, for state law purposes, reclassified its existing Class A Common Stock, $.01 par value, and its Class B Common Stock, $.01 par value, into a new class of Common Stock, $.01 par value. For purposes of the federal securities acts, the issuer has substituted, by operation of law, the shares of Class A Common Stock for the shares of Class B Common Stock outstanding, eliminated the class of Class B Common Stock and renamed the Class A Common Stock, the Common Stock and made other amendments to terms of the Class A Common Stock.